BC FORM 51-102F1

MANAGEMENT DISCUSSION & ANALYSIS

ISSUER DETAILS

NAME OF ISSUER:	AUSTRAL PACIFIC ENERGY LTD.

ISSUER ADDRESS:	284 KARORI ROAD
KARORI
WELLINGTON
NEW ZEALAND

ISSUER TELEPHONE NUMBER:	(64) 4 476 2717

ISSUER FACSIMILE NUMBER:	(64) 4 476 0120

CONTACT NAME AND POSITION:	DAVID BENNETT, CEO

CONTACT TELEPHONE NUMBER:	(64) 4 476 2717

CONTACT EMAIL ADDRESS:	mail@austral-pacific.com

WEB SITE ADDRESS:	www.austral-pacific.com

FOR THE QUARTER ENDED:	March 31, 2005

DATE OF REPORT:	May 15, 2005

CERTIFICATE

THE INFORMATION REQUIRED TO COMPLETE THIS FILING IS ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

“David Newman”	David Newman	05/05/15
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

“Peter Tapper”	Peter Tapper	05/05/15
DIRECTOR’S SIGNATURE	PRINT FULL NAME	DATE SIGNED (YY/MM/DD)

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

Unless otherwise noted, dollar amounts refer to US dollars throughout this filing

Date

The date of this filing is May 15, 2005, for the quarter ended March 31, 2005.

Please refer to the Company’s initial Form 51-102F1, filed on May 27, 2004, for further information, which is updated below.

Overall Performance

The Company is engaged in oil and gas exploration in New Zealand and Papua New Guinea. This activity comprises geological and geophysical studies, both desk top and field based; with the objective of defining targets which can be risk-justified for drilling to discover oil and gas; and the subsequent drilling and evaluation of exploration wells, and development of and production from any discoveries.

The permits and licenses held by the Company are typically large and lightly drilled by North American standards. It is in the normal nature of the business that a portfolio of projects is pursued at any time, and that individual projects may never justify drilling; and also that, in the event of drilling, a large proportion of such exploration wells will be unsuccessful. As individual licenses or permits are relinquished, so capital expenditures incurred to that project are written off. In addition, unsuccessful exploration wells within individual permits/licenses are fully written off at the time of their plugging and abandonment, irrespective of whether the permit/license in which they are situated continues to be explored. This ignores that unsuccessful wells typically have significant information value which enhances the understanding of the geology and hydrocarbon prospectivity of the permit/license area.

The Company typically acts as a member of a joint venture group of participants; where the joint venture holds an exploration permit or license through a phased work program agreement, entered into with the appropriate regulatory body. In each of New Zealand and Papua New Guinea, the regulatory body is a state agency charged with administering the exploration for hydrocarbons within its jurisdiction, on behalf of the state as the owners of the resource. The phased work program consists of a series of work steps, typically on an annual interval, in which the subsequent step is often contingent on the success of the previous step. For example, the commitment to drill a well in the up-coming permit year may be contingent on the success in defining a drilling target by seismic exploration in the previous year. The permit holders will often (but not always) have the right at the end of a work year, to continue into the next permit year, or else to freely relinquish their permit rights. In this manner, the work program forms the basis of an agreement between the joint venture.

The year 2004 had commenced with the listing of the Company on the Canadian TSX Venture Exchange (TSX-V) and the NZX exchange in New Zealand. A distribution of new stock in association with the New Zealand listing raised NZ$8 million (approx. $5.3M) and gave the Company about 500 New Zealand shareholders, in addition to the several thousand existing shareholders in North America. The Company’s name was changed from Indo-Pacific Energy Ltd. to Austral Pacific Energy Ltd., to avoid a potential name conflict on the TSX-V. The New Zealand distribution included a warrant (priced at NZ$2.10) for every two shares, to be exercised within a year. Virtually all these warrants were exercised, raising

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

another NZ$4.2 million (approx. $3 million) by January 2005. Additionally, the exercise of convertible debentures and the conversion of pre-existing warrants during 2004 meant that the Company entered 2005 in a sound financial position with in excess of $11 million in cash reserves.

The Company held cash funds in excess of $10 million as at March 31, 2005; and is capable of meeting all its obligatory commitments as at the date of this report.

The Company has incurred a net loss recorded for the quarter ended March 31, 2005 of $0.5 million. The Company participated in one unsuccessful exploration well, Kakariki-1, in onshore Taranaki, New Zealand during early 2005. The cost of the well has been written off, but the corresponding permit PEP 38748 will continue to be explored.

Cheal Field

Cheal-A site development was undertaken to enable improved heating of the well-stream and the installation of jet-pumping facilities, and Cheal-A4 was put on jet pump assisted production test in late January 2005. Several jet-pump nozzles were trialled, and by end March 2005 the well had produced over 20,000 barrels of oil and was flowing in a stable manner at an average rate of 300-350 barrels of oil per day. Associated gas at a rate of 500 cubic feet per barrel was being flared during testing operations, but will be used for on-site electricity generation in long term production. Associated water production remained steady at around 60 barrels per day. The oil was transported to the nearby Waihapa treatment station for sale. This Cheal-A4 test was terminated in mid May 2005, with over 29,000 barrels of oil having been produced and sold. A similar testing program is now planned for Cheal-A3X. The Company is the operator of the Cheal project on behalf of the joint venture, and owns a 36.5% beneficial interest in the Shallow Rights of the PEP 38738 permit, which incorporates all the mapped extent of the Cheal field. A Sproule International Ltd report dated April 30, 2005, estimates Proven Developed plus Undeveloped Reserves in Cheal at 1.511 million barrels, and Probable Reserves at 1.425 million barrels.

Following completion of planned production testing of Cheal-A4 and Cheal-A3X, it is planned that the Cheal-A site will be upgraded to permanent production status and both wells will be placed in long term production, supplemented by Cheal-1. On-site power generation will be commissioned, utilising solution gas associated with oil production, to provide on-site power needs and to export electricity into the local power grid. Two more wells, Cheal-A5 and Cheal-A6, are planned to be drilled from this site during 2005. It is expected that the Cheal-B site will be prepared at a location some 1,000m (~3,500 feet) north of Cheal-A; from which to drill wells to develop the northern area of the field. A 3D seismic survey is planned for early 2006, covering the extent of both Cheal and Cardiff structures.

Cardiff Project

Within the same PEP 38738 permit, Cardiff-2A was drilled (with one sidetrack) to a depth of 4,931m (16,178 feet), and successfully logged and cased in March, in preparation for production testing as Cardiff-2A ST1. Production testing on the three main reservoir intervals within the Kapuni Formation commenced in May. The lowest test zone was successfully hydraulically fractured in mid May, and the second test zone is to be fractured in late May. A number of other substantial sandstones are indicated from electric log to be hydrocarbon bearing. It is expected that these secondary zones will be brought in to production at some

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

future date. The three primary test zones are all established producer sandstone units in offsetting wells and fields. Stabilized flow results have yet to be obtained, and no reserves have yet been assigned to this property. A Sproule International Ltd report dated April 30, 2005, estimates probabilistic ‘resource in place in reservoir’ associated with the Cardiff structure within PEP 38738 as having 50% ( 10%) probabilities of exceeding 215 (341) BCF gas plus 12.8 (21.5) million barrels of condensate. These estimates are not reserves. They are made at equivalent surface temperature and pressure.

Given reasonable commercial success in any or all of these zones, a 3D seismic survey is planned to be acquired in late 2005/early 2006 covering the mapped extent of both the Cardiff and Cheal fields. This will be used to select further drilling targets on both fields. The Cardiff-2 site is designed to allow a further two wells to be deviated to suitable targets from the location; and it may form the nucleus of field processing facilities and a pipeline link to regional gas distribution infrastructure. High capacity gas pipelines lie within 8 km (5 miles) of the site.

Exploration Projects

The Company will also continue its exploration efforts in other permits. Exploration wells Supplejack-1 (PEP 38741) and Oru-1 (PEP 38716) are scheduled for drilling in mid 2005; while seismic programmes to identify further drilling targets are scheduled for PEP 38492, and 38480 in offshore Taranaki and PEP 38256 & 38258 in New Zealand’s Canterbury Basin. The Company acquired small seismic programs in PEP 38736 in onshore Taranaki and PEP 38330 in the onshore East Coast Basin during May 2005.

An exploration drilling operation in Papua New Guinea was announced in February 2005. An unlisted British public company, Rift Oil plc, has committed to fund the first $6M of expenditure on the Douglas-1 well, which will test a large, seismically defined structure in the foreland area of the proven productive Papuan Basin. Planning is underway for this well, which is scheduled for Third/Fourth Quarter 2005. One of the Company’s officers has joined Rift as its CEO, although continuing certain functions for the Company on a consulting basis.

Material forward expenditures for the year 2005 are likely to be dominated by Cheal and Cardiff appraisal activities. These are dependent on the outcome of operations currently in progress. The pace and scale of forward expenditure is linked to the degree of ongoing success in establishing sustainable and economically viable flow rates and substantial reserves.

Seismic programs in New Zealand Petroleum Exploration Permits PEP’s 38256, 38258,38330, 38480, and 38736, will cost the Company of order $1 million.

The Company may or may not drill a Kahili-2 well. On the basis of its present equity of 45%, the expected cost to the Company to drill and complete a Kahili-2 well would be $2 million.

These costs are indicative only, based on past experience.

The Company may seek to raise money through issuance of stock during 2005 although there can be no assurance of success in this regard.

The Company considers it can meet all obligatory work requirements out of existing funds; although it may elect to farm-out portions of certain commitments as part of its ongoing

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

exploration portfolio management.

No allowance is made in the above for revenues from either Cheal or Cardiff. In the case of Cheal, oil is presently sold under a short term contract at a discount to Tapis (an Indonesian light sweet marker crude approximately equivalent in value to WTI). Following the scheduled Cheal-A site development, improvements in net sales revenue per barrel are anticipated. There will also be minor Cheal gas revenues from the generation and sale of electricity.

The Company faces a variety of business risks. The principal ones relate to exploration failure, oil price, exchange rates and the cost and availability of services. Present high oil prices benefit the Cheal revenues, but high oil prices may not be sustained. The Company’s exploration costs are made principally in NZ dollars and US dollars. The NZ dollar has appreciated markedly against the US dollar over the last two years, but may now be at a peak and set to revert to a lower relative value. The contrarian effects of exchange rate fluctuations on cost of services and on revenues in NZ dollars or as converted to US dollars, provide natural offsets. Exchange rate movements cannot be predicted. The Company splits its cash reserves between these currencies so as to provide natural hedges against the effect of fluctuations on cost of operations. Due to the recent high level of oil exploration activity worldwide and in the Company’s principal areas of business, certain exploration services have increased significantly in cost and are less available than previously.

Selected Annual Information

The following table sets forth selected financial information of the Company for the periods indicated:

	Year Ended December 31
	2004	2003	2002
	US$	US$	US$
	(audited)	(audited)	(audited)

Oil and gas revenue	212,458	172,715	1,845,925
Gain on sale of petroleum and	-	3,896,306	53,457
natural gas interests

Net earnings	(5,718,533)	47,616	(2,826,770)
Per share (basic)	(0.42)	0.01	(0.41)
Per share (diluted)	(0.42)	0.01	(0.41)

Total assets	17,883,148	12,125,667	9,761,945

Oil and gas properties expenditures	2,395,754	2,147,426	2,313,445

Total liabilities	1,882,960	2,556,371	383,577

Shareholders' equity	16,000,188	9,569,296	9,378,368

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

Results of Operations

Update for the Period Ended March 31, 2005

The Company had test oil production of 6,778 barrels from Cheal-A4 (permit PEP 38738 shallow) which generated $363,432 for the quarter ended March 31 2005. This revenue was offset against carrying costs of the pre-production property as required by Canadian GAAP. There was no other significant revenue or production costs.

General and administrative expenses decreased marginally to $445,715 for the quarter ended March 31, 2005 compared to the quarter ended March 31, 2004 of $469,514. The Company had an increase in other income to $481,057 for the quarter ended March 31, 2005 compared to $241,263 for the quarter ended 31 March, 2004. The increase is due:

-	to an increase in activity leading to increased recoveries from joint venture operations

-	a greater level of funds held in investment generating greater interest income.

For the quarter ended March 31, 2005, the Company had a net loss of $522,201 compared to a net loss of $264,017 for the quarter ended March 31, 2004. The increased loss included $438,263 of write-offs of Oil and Gas Properties.

Summary of Quarterly results

	Three Month Period Ended Mar 31, 2005 $	Three Month Period Ended Dec 31, 2004 $	Three Month Period Ended Sept 30, 2004 $	Three Month Period Ended June 30, 2004 $	Three Month Period Ended Mar 31, 2004 $	Three Month Period Ended Dec 31, 2003 $	Three Month Period Ended Sept 30, 2003 $	Three Month Period Ended June 30, 2003 $
Net Production Income	(16,887)	(109,658)	196,667	42,866	-	114,183	(1,515)	686
Net income (loss) for the period	(522,201)	(4,986,749)	(141,581)	(416,186)	(264,017)	(876,449)	1,947,291	(591,837)
Basic earnings (loss) per share	(0.03)	(0.37)	0.00	(0.03)	(0.02)	(0.10)	0.25	(0.08)
Diluted earnings (loss) per share	(0.03)	(0.37)	0.00	(0.03)	(0.02)	(0.10)	0.25	(0.08)

Due to net losses incurred during 2002 and 2004, and the average stock price for 2003 being below the strike price, stock options and share purchase warrants outstanding were not included in the computation of diluted loss per share as the inclusion of such securities would be anti-dilutive in those years.

The Company has not had any discontinued operations and extraordinary items in the past 2 years.

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

Liquidity and Capital resources

The Company participates in oil and gas exploration and development joint venture operations with third and related parties and is contractually committed under agreements to complete certain exploration programs.

The Company’s management estimates that the total commitments under various agreements are approximately $4.2 million as at March 31, 2005. Subsequent to 2004 balance date, the Company entered into a farm out agreement with Rift Oil plc whereby Rift will contribute the first $6 million to the Company’s commitment to drill a well, and pro rata thereafter, in the PPL 235 licence in PNG, in return for a 65% interest in the permit. The Company’s interest in PPL 235 has therefore decreased from 100% to 35%. The Company has made required commitments to continue its participation in three New Zealand exploration permits, and ceased participation in two other New Zealand exploration permits. The Company’s working capital is sufficient to fund all of its current obligations.

The Company had cash and short-term deposits of $10,243,572 at March 31, 2005. Working capital as at March 31, 2005 was $11,009,347. Net operating activities used $206,598 in cash during the quarter ended March 31, 2005. The Company invested $1,853,929 in its oil and gas exploration activities and property and equipment in the quarter ended March 31, 2005. The exercise of share warrants raised $1,116,175 in the quarter ended March 31, 2005. The net effect of these transactions was a decrease in cash of $944,352 for the quarter ended March 31, 2005.

The Company’s commitments under licence and lease obligations for the remainder of 2005 are summarized in the following table. The permit/license obligations include a 52.9% share in Oru-1 and a 25% share in Supplejack-1, totaling $1.5 million to the Company for the two wells on a tested and completed basis; and a 35% share in Douglas-1 costs in excess of $6M, amounting to $1.4 million on a tested and completed basis. These figures will reduce significantly for any well not considered worthy of flow testing. At the date of this report, a number of projects have been identified by the Company and its joint venture partners as being contingent on events yet to be finalized. The more likely of these are planned 3D seismic survey over Cheal and Cardiff fields, Cheal-5 & Cheal-6 wells, Cheal and Cardiff pipelines, Pukengahu-1 well in PEP 38716, a well in PEP 38330 in New Zealand’s East Coast Basin, and 3D seismic in offshore Taranaki permit PEP38480.

Contractual and Other Obligations	Payments Due by Period (US$)
	Total	Less than 1 Year	1-3 years	4-5 years	After 5 Years
Operating leases	10,224	10,224	-	-	-
Joint venture budgeted commitments (1)	4,156,158	4,156,158
Other obligations (2)	-	-	-	-	-
Total contractual or other obligations	4,166,382	4,166,382	-	-	-

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

(1)     The Joint Venture Budgeted Commitments that the Company has are in respect of its current year permit obligations. The Company is committed to its share of current year permit obligations to other joint venture participants and has a contractual obligation to various joint venture participants for these current year permit obligations.
(2)     The Other Obligations that the Company has are in respect of its wholly owned permits. Although the company does not have a contractual obligation to the other joint venture parties, management has the intention to meet these obligations by way of suitable farm-in arrangement or permit extension. Where this is not possible, the Company will surrender the permit.

Off-Balance Sheet Arrangements

The Company in relation to its permit obligations has periodically reduced its exposure in oil and gas properties by farming out to other participants.

Related Party Transactions

Refer to Note 4 of the Company’s financial statements for the quarter ended March 31, 2005.

Proposed Transactions

Ongoing discussions which may in due course lead to project funding arrangements, are underway regarding several of the Company’s assets in New Zealand and Papua New Guinea. These discussions are in line with standard ongoing business practice; and as at the date of this report none have been finalized.

Critical Accounting Estimates

The Company’s financial statements are prepared in conformity with Canadian generally accepted accounting principles, which requires management to make informed judgments and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets, commitments and contingent liabilities at the date of the financial statements and the reported amounts of the revenues and expenses for the period reported. Specifically, estimates were utilized in calculating depletion, amortization and impairment write-downs. Actual results could differ from these estimates and the differences could be material.

Changes in Accounting Policies including Initial Adoption

There have been no changes in accounting policies applied during the period ended March 31, 2005.

Financial Instruments and Other Instruments

Cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable and accrued liabilities are carried at cost which approximates fair value due to the short-term maturity of these instruments. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

a) Prepaid Gas Revenue
The Company has entered into a Gas Prepayment and Option Agreement with NGC New Zealand Limited (NGC) from the Kahili gas-condensate field. As at December 31st 2004 all costs associated with the Kahili property were written off while the prepaid liability remains

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

recorded at $1,302,706. The Company has until 2013 to discharge its obligation under the agreement through either gas sales or the repayment of the amount outstanding.

b) Convertible Notes
The Convertible Notes issued on January 5, 2004, for $250,000 each were both exercised on September 29, 2004, being converted into 227,273 units, each unit comprising one share and one warrant, as noted in the Company’s annual financial statements (Note 14). In the quarter ended March 31, 2005 the final 227,273 warrants issued on conversion were exercised.

c) Incentive Stock Options
The Company adopted a Share Option Plan on June 25, 2004, as noted in the Company’s annual financial statements (Note 9(b)), which sets or restricts the terms of any options to be granted by the Company in the future.

The stock options outstanding, weighted average prices and stock option compensation cost are set out in the Company’s financial statements for the quarter ended March 31, 2005 (see Note 6(b)). In the quarter ended March 31, 2005 option grants totaling 100,000 were granted at various exercise prices from $2.75 to $4.75, expiry February 23, 2010.

d) Share Purchase Warrants
In the quarter ended March 31, 2005 share purchase warrants have been exercised as follows:
         - 264,820 warrants (expiry January 5, 2005) at NZ$1.85
         - 354,315 warrants (expiry January 5, 2005) at NZ$2.10
         - 227,273 warrants (expiry January 5, 2005) at US$1.15
In addition, 15,500 warrants (exercise price NZ$1.85), which were unexercised at their expiry date of January 5, 2005, were cancelled. The Company had no warrants outstanding at 31 March 2005.

Other MD&A Requirements

Additional information relating to the Company is available on www.sedar.com.

Outstanding Share Data (as at March 31, 2005):

Class and Series of Security	Number outstanding	Expiry Date of Convertible Securities	Relevant Terms
Common shares	18,566,453
Incentive Stock Options	852,500 (vested)	Various (6 Jul 2005 to 15 October 2008) (vested)	Exercisable for 1 common share each at $1.00 to $1.25 (vested)
Total common shares issuable upon exercise or conversion (as at March 31, 2005)	852,500

AUSTRAL PACIFIC ENERGY LTD.
BC FORM 51-102F1 (Expressed in United States Dollars) (Unaudited – Prepared by Management)

For the Period Ended March 31, 2005

“Dr. David Bennett”
Chief Executive Officer

This quarterly and annual report contains forward-looking statements that are based on management’s expectations and assumptions. They include statements preceded by words and phrases such as “intend”, “believe”, “will be expected”, “is estimated”, “plans”, “anticipates”, or stating that certain actions, events or results “will”, “may” or “could” be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.